December 5, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549-4628

Attn:	Ron Alper

Re:	Corporación Inmobiliaria Vesta, S.A.B. de C.V. Registration Statement on Form F-1, as amended File No. 333-275896

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the proposed public offering of common shares in the form of American Depositary Shares of Corporación Inmobiliaria Vesta , S.A.B. de C.V. (the “Company”), we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Eastern Time on December 7, 2023, or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of securities, as many copies of the Preliminary Prospectus dated December 5, 2023 as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC. BOFA SECURITIES, INC. MORGAN STANLEY & CO. LLC

As Representatives of the Underwriters

BARCLAYS CAPITAL INC.

By:	/S/ Warren Fixmer
Name: Warren Fixmer
Title: Authorized Signatory

BOFA SECURITIES, INC.

By:	/S/ AnnaMaria Freeman
Name: AnnaMaria Freeman
Title: Authorized Signatory

MORGAN STANLEY & CO. LLC

By:	/S/ Olivier Jacque
Name: Olivier Jacque
Title: Authorized Signatory

[Signature Page to Underwriter Acceleration Request Letter]